EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Trans World Entertainment Corporation:

We consent to incorporation by reference in the registration statements No. 333-194933 on Form S-1 and Nos. 33-40399, 33-51094, 33-51516, 33-59319, 333-75231, 333-81685, 333-101532, and 333-128210 on Form S-8 of our reports dated April 13, 2017, with respect to the consolidated balance sheets of Trans World Entertainment Corporation and subsidiaries as of January 28, 2017 and January 30, 2016, and the related consolidated statements of income, comprehensive income (loss), shareholders’ equity and cash flows for each of the fiscal years in the three-year period ended January 28, 2017, and the effectiveness of internal control over financial reporting as of January 28, 2017, which reports appear in the Annual Report on Form 10-K of Trans World Entertainment Corporation and subsidiaries for the fiscal year ended January 28, 2017.

Our report dated April 13, 2017, on the effectiveness of internal control over financial reporting as of January 28, 2017 also contains an explanatory paragraph that states management excluded from its assessment of Trans World Entertainment Corporation’s effectiveness of internal control over financial reporting as of January 28, 2017, the internal controls over financial reporting related to the acquired business of etailz, Inc. associated with total assets of $92.3 million (of which $67.1 million represents goodwill and intangibles included within the scope of the assessment), total revenues of $40.2 million, and total net loss of ($0.4) million included in the consolidated financial statements of Trans World Entertainment Corporation as of and for the year ended January 28, 2017, and that our audit of internal control over financial reporting of Trans World Entertainment Corporation also excluded an evaluation of the internal control over financial reporting of etailz, Inc.

/s/ KPMG LLP

Albany, New York
April 13, 2017